March 10, 2009
VIA EDGAR, FACSIMILE AND U.S. MAIL (202) 772-9217
Mr. Jim Peklenk
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Dear Mr. Peklenk:
This letter is submitted on behalf of Human Genome Sciences, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Jim Rosenberg dated February 24, 2009 to H. Thomas Watkins, President and Chief Executive Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filings.
Item 1. Business
Strategic Collaborations, page 7
1.	We note your response and revised disclosure for your agreement with Novartis in relation to Albuferon. Please disclose the time period for which Novartis is required to pay royalties under your agreement and disclose the percentage range of royalties that must be paid. In addition, please describe any termination provisions included in your agreement.
Response: We provided the following disclosure regarding the Albuferon agreement on pages 8-9 of our Form 10-K that was filed on February 26, 2009. We revised the proposed disclosure provided in our letter dated January, 14, 2009, to reflect the comment above.
Novartis
Albuferon. In June 2006, we entered into an exclusive worldwide agreement for the co-development and commercialization of Albuferon with Novartis, a global leader in the pharmaceutical industry. We and Novartis are working closely together to advance Albuferon to the market for use in the treatment of chronic hepatitis C. Under the agreement, we and Novartis will co-commercialize Albuferon in the United States, and will share clinical development costs, U.S. commercialization costs and U.S. profits equally. Novartis will be responsible for commercialization in the rest of the world and will pay us a double-digit royalty on those sales. We will have primary responsibility for the bulk manufacture of Albuferon, and Novartis will have primary responsibility for commercial manufacturing of the finished drug product. Clinical development, commercial milestone and other payments to HGS could total as much as $507.5 million. To date, we have received $132.5 million in upfront and milestone payments under this agreement. We are recognizing these payments ratably over the remaining clinical development period. We recognized revenues of $28.0 million in 2007 and $35.4 million in 2008. The Novartis agreement includes cost-sharing provisions under which we and Novartis share clinical costs. We recorded cost reimbursement from Novartis of $46.5 million in 2007 and $36.1 million in 2008 under this provision, which was reflected as a reduction in expenses. This agreement will expire on the later of (i) the expiration of Novartis’ obligation to pay royalties under the agreement, which could be as early as 2023, and (ii) the date that we and Novartis cease to co-promote Albuferon in the United States. Novartis has the right to terminate the agreement (i) without cause or (ii) if there are material safety risks associated with Albuferon or Albuferon is not approved by the FDA or the European Medicines Agency (“EMEA”). In addition, either party may terminate if the other party commits a material breach of the agreement or if the other party is bankrupt or insolvent.
2.	We note your response and revised disclosure for your agreement with GlaxoSmithKline in relation to LymphoStat-B. Please provide the expiration dates for the patents related to LymphoStat-B as they apply to the term of your agreement. Also, please describe any termination provisions included in your agreement.
Response: We provided the following disclosure regarding the LymphoStat-B agreement on page 9 of our Form 10-K that was filed on February 26, 2009. We revised the proposed disclosure provided in our letter dated January, 14, 2009, to reflect the comment above.
GlaxoSmithKline
LymphoStat-B. In August 2006, we entered into an agreement with GSK for the co-development and commercialization of LymphoStat-B. GSK is a world leader that brings global pharmaceutical development and marketing capabilities to the LymphoStat-B program. Under the LymphoStat-B agreement, we and GSK will share Phase 3 and 4 development costs, sales and marketing expenses, and profits equally. We are conducting Phase 3 clinical trials with assistance from GSK, and will have primary responsibility for bulk manufacturing. We have received an execution fee of $24.0 million under this agreement and we are recognizing this payment ratably over the estimated remaining development period. We recognized revenues of $6.5 million in 2007 and 2008. The GSK LymphoStat-B agreement includes cost-sharing provisions under which we and GSK share clinical development costs. We recorded cost reimbursement from GSK of $39.3 million in 2007 and $51.8 million in 2008 under this provision, which was reflected as a reduction in expenses. This agreement will expire three years after the later of (i) the expiration date of certain patent rights related to LymphoStat-B and (ii) a period of ten years after the first commercial sale of LymphoStat-B. These certain patent rights are expected to expire by 2023, with the potential for later expiration that may result from any issuance of additional patents and/or patent term extensions. GSK may terminate the agreement if (i) upon the basis of competent scientific evidence or data regarding commercial potential,

GSK determines LymphoStat-B does not merit incurring additional development or marketing expenses or (ii) LymphoStat-B is not approved by the FDA or EMEA. In addition, either party may terminate if the other party commits a material breach of the agreement or if the other party is bankrupt or insolvent.
3.	We note that the revised disclosure for your agreement with GlaxoSmithKline in relation to ABthrax omits the amounts received to date under your agreement. However, we also note that your disclosure under Exhibit B to your response indicates that you have received approximately $1.8 million to date under this agreement. Please include this item in your revised disclosure or provide an explanation for why you have omitted this information.
Response: We provided the following disclosure regarding the ABthrax agreement on page 9 of our Form 10-K that was filed on February 26, 2009. We revised the proposed disclosure provided in our letter dated January, 14, 2009, to reflect the comment above. Please note that our ABthrax agreement is with the United States Government, not GlaxoSmithKline.
United States Government
ABthrax. In September 2005, we entered into a two-phase contract with the Biomedical Advanced Research and Development Authority (BARDA) of the U.S. Department of Health and Human Services (HHS) to supply ABthrax for inhalation anthrax. HHS is the lead agency for public health and medical response to man-made or natural disasters, including acts of bioterrorism. Under the first phase of the contract, we supplied ten grams of ABthrax to HHS for comparative in vitro and in vivo testing and received approximately $1.8 million for this work. In June 2006, under the second phase of the contract, the U.S. Government exercised its option to purchase treatment courses of ABthrax for the U.S. Strategic National Stockpile. Under the contract, we agreed to manufacture and deliver 20,001 treatment courses to the U.S. Strategic National Stockpile. We began delivery to the Stockpile in January 2009. We expect to recognize a total of approximately $165.0 million in revenues from this contract, including at least $150.0 million in early 2009. This agreement can be terminated by the U.S. Government if it determines that a termination is in its interest.
4.	We note that Exhibit B to your response letter indicates that your agreement with CoGenesys accounted for 7% of your 2007 revenue. Please disclose the following information about your agreement with CoGenesys for purposes of inclusion in your filing:
•	The amounts paid/received to date;

•	Royalty provisions, including the percentage of royalties, if applicable;

•	Aggregate potential payments;

•	Term and termination provisions; and

•	All other material terms.
In addition, please file this and any related agreements as exhibits to your filing.

Response: The amounts in Exhibit B to our response dated January 14, 2009 regarding payments from CoGenesys reflect the fair value of the equity the Company received in CoGenesys in connection with an asset purchase agreement, pursuant to which the Company sold its CoGenesys division in 2006. The asset purchase agreement dated as of December 12, 2005 by and between TriGenesys, Inc., and the Company is listed as Exhibit 10.19 to our Form 10-K that was filed on February 26, 2009.
In 2008, Teva Pharmaceuticals Industries, Ltd. (“Teva”) acquired all of the outstanding stock of CoGenesys and CoGenesys became a wholly-owned subsidiary called Teva Biopharmaceuticals USA, Inc. (“Teva Bio”). In connection with the sale of CoGenesys in 2006, the Company entered into a license agreement, as amended, that is now with Teva Bio. This agreement provides the Company with various milestone and royalty rights on certain products, the option to reestablish development rights to certain licensed products and the option to have Teva Bio conduct certain drug development activities on the Company’s behalf. In addition, the Company entered into a three-year manufacturing services agreement, as amended, that is now with Teva Bio to provide certain services. The Company allocated, based on estimated fair values, approximately $7.5 million of its consideration received upon the initial sale of CoGenesys to the product license and manufacturing services agreement, which is being recognized ratably over the term of the manufacturing services agreement, as amended. The Company recognized license revenue of $2.5 million, $2.5 million and $1.5 million during the years ended December 31, 2008, 2007 and 2006, respectively, and manufacturing services revenue of $0.4 million, $0.3 million and $0.4 million during the years ended December 31, 2008, 2007 and 2006, respectively, relating to these agreements. These amounts are non-cash items that are recognized as revenue. The Company has also received and recognized sublicense revenue of $0.4 million and $0.1 million in 2008 and 2007, respectively, under the terms of the license agreement.
As detailed above, the revenues that we have received under the license agreement and manufacturing services agreement have not been material. In addition, the product candidates subject to the license agreement are at an early stage of development and the possibility of clinical or commercial success is uncertain. We have therefore concluded that the license agreement and the manufacturing services agreement are not material contracts on which we are substantially dependent and do not need to be described in the Form 10-K or filed as exhibits.
5.	We note that you have derived a significant portion of your 2007 revenue from your collaboration and license agreement with Transgene. Please provide the following information about this agreement:
•	The amounts paid/received to date;

•	Royalty provisions, including the percentage of royalties, if applicable;

•	Aggregate potential payments;

•	Term and termination provisions; and

•	All other material terms.
In addition, we note that your agreement with Transgene appears to have been filed as an exhibit to your Form 10-K/A, filed on April 3, 1998. As this agreement continues to provide a significant source of revenue to the company, please include this agreement in the exhibits to your filing.

Response: In 1998, we entered into a gene therapy collaboration agreement with Transgene, S.A. (“Transgene”). Under this agreement, we received a 10% equity interest in Transgene, valued at $25.7 million in exchange for giving Transgene the right to develop and co-market gene therapy products from ten genes selected by Transgene from our database. We initially recorded our investment in Transgene at its market value, with a corresponding entry to deferred revenue. We recognized the $25.7 million of revenue from this transaction over the shorter of the ten-year term of the agreement or prorated upon the selection of genes by Transgene. Although we recognized revenue of $2.6 million for each of the three years in the period ended December 31, 2007 from such deferred revenue, we have never received any cash under this agreement. The Transgene revenue amounted to approximately 6% of our total 2007 revenue. Furthermore, we did not recognize any revenue from this agreement in the fiscal year ended December 31, 2008, and have completed recognition of revenue for this transaction.
During the fourth quarter of 2001, the Company determined that its investment in Transgene had incurred an other-than-temporary impairment, and accordingly, made an adjustment to the carrying value of the investment in Transgene. As a result, the amortized cost for this investment was reduced by $22.3 million, from $25.7 million to $3.4 million, which was the fair market value of the investment as of the date of the adjustment. The $22.3 million adjustment was recorded as a charge for the year ended December 31, 2001 in the consolidated statement of operations.
During 2005, we sold our remaining 578,644 shares in Transgene and no longer have any interest in Transgene. Our collaboration with Transgene expired in 2008 and to our knowledge Transgene is not actively developing any product based on our genes and we do not anticipate any additional payments under the agreement.
Because we no longer have an interest in Transgene and because the research portion of the agreement has expired, we concluded that it is not a material contract on which we are substantially dependent and does not need to be described in the Form 10-K or filed as an exhibit.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (301) 309-8504 with any questions or comments regarding this letter.

Respectfully submitted,
/s/ Timothy C. Barabe
Timothy C. Barabe
Chief Financial Officer and Senior Vice President